Exhibit 99.1

STEALTH BIOTHERAPEUTICS ANNOUNCES APPOINTMENT OF ROBERT

WEISKOPF AS CHIEF FINANCIAL OFFICER

BOSTON – September 3, 2019 – Stealth BioTherapeutics (NASDAQ: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced the appointment of Robert Weiskopf as Chief Financial Officer (CFO).

“We’re delighted to welcome Rob to our team during this pivotal time in our growth trajectory,” said Chief Executive Officer Reenie McCarthy. “As we approach Phase 3 data in primary mitochondrial myopathy, engage in key regulatory interactions on Barth syndrome, and continue to expand upon our new product pipeline, Rob’s wealth and breadth of financial experience will enhance our ability to execute our mission of developing therapies for patients suffering from serious mitochondrial diseases.”

As CFO, Weiskopf will oversee a disciplined financial planning and growth strategy as Stealth prepares for the potential launch of elamipretide and advances its pipeline programs. Pivotal data is expected for the Company’s lead product candidate, elamipretide, in primary mitochondrial myopathy in early 2020 and newly announced product candidate, SBT-272, is poised to enter the clinic by year-end 2019.

“I’m inspired by Stealth’s patient-focused mission,” said Mr. Weiskopf. “I see tremendous promise in elamipretide’s potential to improve the lives of patients suffering from rare mitochondrial diseases for which there are no approved therapies, and look forward to helping the team develop and implement strategies to fund these important efforts.”

Mr. Weiskopf brings more than 25 years of financial experience to Stealth, including a strong background in public biotech company operations and reporting from his 12-year tenure at ArQule, where he most recently served as Chief Financial Officer and Treasurer from 2015 to 2019. Mr. Weiskopf previously held financial management positions at Aware, Inc., Lightbridge Corporation, Digital Equipment Corporation/Compaq and Ernst & Young LLP. He holds a B.S. and an M.S.B.A. from the University of Massachusetts at Amherst’s Isenberg School of Management.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases, collectively known as primary mitochondrial diseases, and are also involved in many common age-related diseases. We believe our lead product candidate, elamipretide, has the potential to treat both rare genetic and common age-related mitochondrial diseases. We are studying elamipretide in the following primary mitochondrial diseases: primary mitochondrial myopathy, Barth syndrome and Leber’s hereditary optic neuropathy. We are also studying elamipretide in dry age-related macular degeneration. Our other pipeline candidates include SBT-272, which we are evaluating for rare neurodegenerative disease indications, and

SBT-20, which we are evaluating for rare peripheral neuropathies. We have optimized our discovery platform to identify novel mitochondrial-targeted compounds, which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria. We have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve our mission of leading mitochondrial medicine.

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